The information in this proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commissions is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED APRIL ~~23~~, 2018

25

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS
OF

NAKED BRAND GROUP INC.

PROSPECTUS FOR UP TO 2,068,438 ORDINARY SHARES
AND
1,017,392 ORDINARY SHARES UNDERLYING OPTIONS AND WARRANTS
OF

BENDON GROUP HOLDINGS LIMITED

The board of directors of each of Naked Brand Group Inc., a Nevada corporation (“Naked”), Bendon Limited, a New Zealand limited company (“Bendon”), Bendon Group Holdings Limited, an Australia limited company (“Holdco”), and Naked Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Holdco (“Merger Sub”), has unanimously approved the transactions contemplated by the Agreement and Plan of Reorganization, dated as of May 25, 2017 and amended on July 26, 2017, February 21, 2018, March 19, 2018 and April 23, 2018 (as the same may be further amended, the “Merger Agreement”), by and among Naked, Bendon, Holdco, Merger Sub and Bendon Investments Ltd., a New Zealand company and at the time the owner of a majority of the outstanding shares of Bendon (the “Principal Shareholder”).

Pursuant to the Merger Agreement, Bendon and Naked will enter into a business combination transaction by means of (i) a reorganization by Holdco and Bendon (the “Reorganization”) pursuant to which all of the shareholders of Bendon will exchange all of the outstanding ordinary shares of Bendon (the “Bendon Ordinary Shares”) for ordinary shares of Holdco (“Holdco Ordinary Shares”), and (ii) immediately thereafter, a merger of Merger Sub and Naked, with Naked surviving as a wholly owned subsidiary of Holdco and the Naked stockholders receiving Holdco Ordinary Shares in exchange for all of the outstanding shares of common stock of Naked (the “Merger” and together with the Reorganization, the “Transactions”).

As a result of the Transactions, Bendon and Naked will become wholly owned subsidiaries of Holdco and the shareholders of Bendon and the stockholders of Naked will become shareholders of Holdco. Pursuant to the Merger Agreement, each outstanding share of common stock of Naked shall be converted into the right to receive 0.2 Holdco Ordinary Shares (the “Per Share Consideration”), with the shares issued to the Naked stockholders representing in the aggregate approximately nine percent of the Holdco Ordinary Shares outstanding immediately after completion of the Transactions. The outstanding options and warrants of Naked will, by their terms, automatically entitle the holders to purchase Holdco Ordinary Shares upon consummation of the Transactions, with the number of underlying shares and exercise price proportionately adjusted to reflect the Per Share Conside … 7,392 Holdco Ordinar … ng consummation of the Tran …

We … d to the shareholders of Bend … Holdco Ordinary Shares and the Holding Ordinary Shares issued to the Naked stockholders as a result of the Merger will constitute approximately 8.35% of the issued and outstanding Holdco Ordinary Shares.

Nasdaq has indicated that it will not approve Holdco's application unless Holdco counteracts the conditions that cast substantial doubt about its ability to continue as a going concern. While Holdco has a plan to counteract these conditions as described in "*Bendon's Management's Discussion and Analysis of Financial Condition and Results of Operations - Going Concern*," there can be no assurance it will be successful in implementing this plan. Accordingly, there

Proposals to approve the Merger Agreement and the other matters discussed in this proxy statement/prospectus will be presented at the special meeting of stockholders of Naked scheduled to be held on [•], 2018.

Naked’s common stock is currently listed on the Capital Market of The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “NAKD.” Following the Transactions, all Naked common stock will be de-listed from Nasdaq and de-registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On [•], 2018, the latest practicable date before the printing of this proxy statement/prospectus, the closing sale price of Naked common stock was $[•] per share.

Although Holdco is not currently a public company, it will become subject to the reporting requirements of the Exchange Act following the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the closing of the Merger. Holdco has applied for listing, to be effective at the time of the consummation of the Transactions, of the Holdco Ordinary Shares on Nasdaq under the symbol “NAKD.” It is a condition of the consummation of the transactions that Holdco receive confirmation from Nasdaq or the New York Stock Exchange (“NYSE”) that the Holdco Ordinary Shares have been approved for listing. This condition cannot be waived. Accordingly, if Nasdaq does not approve Holdco’s application for listing of the Holdco Ordinary Shares, the Transactions will not be completed. ~~There~~ can be no assurance that Nasdaq will approve Holdco’s application~~, and even~~ if it does, there can be no assurance that a viable and active trading market will develop.

. Even

Holdco will be an “emerging growth company” as defined in the Jumpstart Our Business Startups of 2012, and is therefore eligible to take advantage of certain reduced reporting requirements otherwise applicable to other public companies.

Holdco will also be a “foreign private issuer” as defined in the Exchange Act and will be exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, Holdco’s officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, Holdco will not be required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

This proxy statement/prospectus provides you with detailed information about the Merger Agreement and other matters to be considered at the special meeting of Naked’s stockholders. We encourage you to carefully read this entire document. **You should also carefully consider the risk factors described in “*Risk Factors*” beginning on page 26 of this proxy statement/prospectus.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [•], 2018, and is first being mailed to holders on or about [•], 2018.

payment or performance of any obligations of any insider to a third party have been terminated; and (iii) no insider owns any direct or indirect equity interests in any subsidiary of Holdco or Bendon or in any other person that utilizes in its name "Bendon," except, in the case of clauses (i) and (ii), for ordinary course advances to employees, officers and directors and advances to shareholders who will not be executive officers or directors of Holdco as of the closing;

- Bendon has not substantially changed its business as conducted as of the date of the Merger Agreement;
- Holdco and Bendon is have completed the refinancing of certain indebtedness of Bendon as described in the Merger Agreement; and
- Holdco is in compliance with its reporting requirements under the Exchange Act.

Waiver

If permitted under applicable law, each of the parties may, in writing, waive any inaccuracies in the representations and warranties made for its benefit contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and waive compliance with any agreements or conditions for its benefit contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Inaccuracies in representations and warranties and noncompliance with agreements or conditions made for the benefit of more than one party may only be waived by mutual agreement of all such parties. We cannot assure you that all of the conditions will be satisfied or waived. Furthermore, the condition that the Holdco Ordinary Shares have been approved for listing on Nasdaq cannot be waived. Accordingly, if Nasdaq does not approve Holdco's application for listing of the Holdco Ordinary Shares, the Transactions will not be completed. There can be no assurance that Nasdaq will approve Holdco's application.

For example, Nasdaq has indicated that it will not approve Holdco's application unless Holdco counteracts the conditions that cast substantial doubt about its ability to continue as a going concern. While Holdco has a plan to counteract these conditions as described in "*Bendon's Management's Discussion and Analysis of Financial Condition and Results of Operations - Going Concern*," there can be no assurance it will be successful in implementing this plan.

If permitted under applicable law, at any time prior to the closing, Holdco, Bendon and/or Naked may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement that are to be performed for the benefit of such party or parties.

[illegible] directors may result in a conflict of interest on [illegible] is best for Naked and what he/she may [illegible] not to grant or agree to a waiver in a specific [illegible] discussion of this and other risks.

The Merger Agreement may be terminated at any time, but not later than the closing, as follows:

- by mutual written consent of Naked and Bendon;
- by either Naked or Bendon, if the Transactions contemplated by the Merger Agreement are not consummated on or before June 1, 2018 (the "Outside Date"). However, the right to terminate due to the Outside Date passing will not be available to any party whose material breach of their obligations under the Merger Agreement resulted in the failure of the Merger to occur on or before the Outside Date. Notwithstanding the foregoing, on or before May 22, 2018, Bendon will provide written notice to Naked of any known material breach by Naked of its obligations under the Merger Agreement which could reasonably be expected to result in the failure of the Merger to occur on or before the Outside Date. Naked will have no more than ten days to cure any such breach from the date of such notice and the Outside Date will be extended by the number of days (although not more than ten days in each instance) used by Naked to cure such breach, which date shall be the new Outside Date. In any event, under no circumstances will the Outside Date be extended beyond June 11, 2018;
- by either Naked or Bendon, if a governmental entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions, which order, decree, judgment, ruling or other action is final and non-appealable;
- by either Bendon or Naked, if the Naked stockholders have not approved the merger proposal by the Outside Date;

applicable, during the preceding twelve months, other than current reports on Form 8-K, at the time of the proposed sale, regardless of whether the restricted securities were initially issued at the time we were a shell company or subsequent to termination of such status. Accordingly, holders of our "restricted securities" within the meaning of Rule 144 will be subject to the conditions set forth in Rule 144 with respect to our company. Other reporting companies that are not former shell companies and have been reporting for more than twelve months are not subject to this same reporting threshold for non-affiliate reliance on Rule 144.

Accordingly, any restricted securities we have sold or sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose, may not be resold unless such securities are registered with the SEC or the requirements of Rule 144 have been satisfied. As a result, it may be harder for us to fund our operations and pay our employees and consultants with our securities instead of cash. Furthermore, it may be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the SEC, which could cause us to expend additional resources in the future. Our prior status as a "shell company" could prevent us in the future from raising additional funds, engaging employees and consultants, and using our securities to pay for any acquisitions, which could cause the value of our securities, if any, to decline in value or become worthless.

Further, as current and former shell companies and reverse acquisition transactions have been, and remain to some degree, subject to additional scrutiny by the SEC, FINRA and the national securities exchanges, our prior shell company status and the reverse acquisition transaction that terminated it may result in delays in the completion of any offering and our attempt to qualify for and list on a national securities exchange. Specifically, as a former shell company and subject of a reverse acquisition transaction, we may need to demonstrate the ability to maintain a threshold per share market price for an extended trading period in order to qualify for listing on a national securities exchange.

If we are unable to obtain additional financing on acceptable terms, we may have to curtail our growth or cease our development plans and operations.

The operation of our business and our growth efforts will require significant cash outlays. We are largely dependent on outside capital to implement our business plan and support our operations. We anticipate for the foreseeable future that cash on hand and cash generated from operations will not be sufficient to meet our cash requirements, and that we will need to raise additional capital through investments to fund our operations and growth. We cannot assure you that we will be able to raise additional working capital as needed on terms acceptable to us, if at all. If we are unable to raise capital as needed, we may be required to reduce the scope of our growth efforts, which could harm our business plans, financial condition and operating results, or cease our operations entirely, in which case, you may lose all your investment. Financings, including future equity investments, if obtained, may be on terms that are dilutive to our stockholders, and the prices at which new investors would be willing to purchase our securities may be lower than the price at which you purchase your shares.

As of October 31, 2017, we had cash totaling $2,170,000. The latest amendment to the Merger Agreement requires Bendon to fund all operating losses until closing. Due to this requirement, we believe we have sufficient working capital to implement our proposed business plan over the next 12 months.

Risks Related to the Merger

Holdco's shares may not be listed on a maintain the listing of its securities in t

For example, Nasdaq has indicated that it will not approve Holdco's application unless Holdco counteracts the conditions that cast substantial doubt about its ability to continue as a going concern. While Holdco has a plan to counteract these conditions as described in "*Bendon's Management's Discussion and Analysis of Financial Condition and Results of Operations - Going Concern*," there can be no assurance it will be successful in implementing this plan.

Holdco has applied for listing, to be effective at the time of the consummation of the Transactions, of the Holdco Ordinary Shares on Nasdaq. However, Holdco will be required to meet the initial listing requirements of such exchange in order to be listed. Holdco may not be able to meet those initial listing requirements. The initial listing requirements for new issuers are stringent and, although Holdco may explore various actions to meet the requirements, there is no guarantee that any such actions will be successful in bringing it into compliance with the requirements. For this reason, there can be no assurance that Nasdaq will approve Holdco's application. It is a condition of the consummation of the Transactions that Holdco receive confirmation from Nasdaq or the NYSE that the Holdco Ordinary Shares have been approved for listing. This

- (i) all outstanding indebtedness owed by insiders to Bendon shall have been repaid in full; (ii) all outstanding guaranties and similar arrangements pursuant to which Bendon has guaranteed the payment or performance of any obligations of any insider to a third party shall have been terminated; and (iii) no insider shall own any direct or indirect equity interests in any subsidiary of Holdco or Bendon or in any other person that utilizes in its name ''Bendon,'' except, in the case of clauses (i) and (ii), for ordinary course advances to employees, officers and directors and advances to stockholders who will not be executive officers or directors of Holdco as of the closing;

- Bendon shall not have substantially changed its business as conducted as of the date of the Merger Agreement;

- Holdco and Bendon shall have completed the refinancing of certain indebtedness of Bendon as described in the Merger Agreement;

- Bendon shall have been provided a certificate that it is not subject to withholding under Section 1445 of the Code;

- Holdco shall be in compliance with its reporting requirements under the Exchange Act.

Waiver

If permitted under applicable law, each of the parties may, in writing, waive any inaccuracies in the representations and warranties made for its benefit contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and waive compliance with any agreements or conditions for its benefit contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement. Inaccuracies in representations and warranties and noncompliance with agreements or conditions made for the benefit of more than one party may only be waived by mutual agreement of all such parties. We cannot assure you that all of the conditions will be satisfied or waived. Furthermore, the condition that the Holdco Ordinary Shares have been approved for listing on Nasdaq cannot be waived. Accordingly, if Nasdaq does not approve Holdco's application for listing of the Holdco Ordinary Shares, the Transactions will not be completed. There can be no assurance that Nasdaq will approve Holdco's application.

If permitted under applicable law, at any time prior to the closing, Holdco, Bendon and/or Naked may, in writing, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties to the Merger Agreement that are to be performed for the benefit of such party or parties.

For example, Nasdaq has indicated that it will not approve Holdco's application unless Holdco counteracts the conditions that cast substantial doubt about its ability to continue as a going concern. While Holdco has a plan to counteract these conditions as described in "*Bendon's Management's Discussion and Analysis of Financial Condition and Results of Operations - Going Concern*," there can be no assurance it will be successful in implementing this plan.

The existence of th... ...rest on the part of one or more ... ...ve is best for himself or hers... ...ation. See the section entitled ...

Termination

The Merger Agreement may be terminated at any time, but not later than the closing, as follows:

- by mutual written consent of Naked and Bendon;

- by either Naked or Bendon, if the transactions contemplated by the Merger Agreement are not consummated on or before the Outside Date (which is June 1, 2018). However, the right to terminate due to the Outside Date passing will not be available to any party whose material breach of their obligations under the Merger Agreement resulted in the failure of the Merger to occur on or before the Outside Date. Notwithstanding the foregoing, on or before May 22, 2018, Bendon will provide written notice to Naked of any known material breach by Naked of its obligations under the Merger Agreement which could reasonably be expected to result in the failure of the Merger to occur on or before the Outside Date. Naked will have no more than ten days to cure any such breach from the date of such notice and the Outside Date will be extended by the number of days (although not more than ten days in each instance) used by Naked to cure such breach, which date shall be the new Outside Date. In any event, under no circumstances will the Outside Date be extended beyond June 11, 2018;